16 March, 2006	TSX: QC
AMEX/AIM: QCC

AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED
31 DECEMBER 2005

Vancouver, British Columbia, 16 March 2006 - Quest Capital Corp. announce that it has published its final audited financial results for the year ended 31, December 2005, following the announcement of its highlights on 6 March, 2006.

Please see that financials for the year ended 31, December, 2005 attached hereto as exhibit 99.2.

About Quest

Quest Capital Corp. is a merchant bank that focuses on providing financial services, specifically mortgages and bridge loans. Quest’s primary expertise is providing asset backed loans of between $1,000,000 and $35,000,000 to operations in real estate, manufacturing, mining and energy. Quest complements its lending business by providing corporate finance services through its wholly owned subsidiary, Quest Securities Corporation.

For more information about Quest, please visit our website (www.questcapcorp.com) or visit www.sedar.com or contact:

A. Murray Sinclair	Mark Monaghan
Managing Director	Vice President
Tel: 604.689.1428	Tel: 416.367.8383
Toll free: 800.318.3094

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest. Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.

QUEST CAPITAL CORP.
Vancouver: Suite 300, 570 Granville Street, Vancouver, BC, Canada V6C 3P1 - Tel: 604-689-1428 - Toll Free: 800-318-3094 - Fax: 604-681-4692
Toronto: 77 King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 - Tel: 416-367-8383 - Fax: 416-367-4624